02036558

5/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAY 17 2002 WASH. D.C. 164 SECTION

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

SEC MAIL RECEIVED PROCESSING MAY 17 2002 WASH. D.C. 164 SECTION

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED MAY 23 2002 THOMSON FINANCIAL

Form 20-F ________ Form 40-F __√__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

TD Bank Financial Group

SECOND QUARTER 2002 REPORT TO SHAREHOLDERS
Six months ended April 30, 2002

News

TD BANK FINANCIAL GROUP REPORTS EARNINGS IN LINE WITH GUIDANCE ISSUED APRIL 30th, 2002

Second Quarter Highlights

- **On an operating cash basis[1], diluted earnings per share for the second quarter were $.45, compared with $.83 in the same period last year. On a reported basis[2], diluted earnings per share for the second quarter were $.20 compared with $.56 for the same period last year.**

- **On an operating cash basis, return on common equity for the quarter was 9.7%, compared with 18.7% for the same quarter last year. On a reported basis, return on common equity for the quarter was 4.4%, compared with 12.8% for the same quarter last year.**

- **Operating cash basis net income for the quarter was $313 million, compared with $546 million for the same quarter last year. Reported net income applicable to common shares was $132 million for the quarter, compared with $359 million for the same quarter last year.**

(For financial results, which include both operating cash and reported earnings, please see table on page 4.)

[1] *Operating cash basis and reported results referenced in this news release are explained in detail on page 4 under the "How the Bank Reports" section.* Financial results included in this Second Quarter Report to Shareholders consists of both operating cash and reported results.

[2] Reported results are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

TORONTO – TD Bank Financial Group today announced results for the second quarter of fiscal 2002.

"Overall TD's earnings fall significantly short of our expectations and are reflective of the challenges we faced during a difficult credit cycle, further weakening in the telecommunications industry and declining capital market activity," said TD Chairman and Chief Executive Officer A. Charles Baillie.

"Despite these challenges, we believe that our businesses are well positioned for future growth as we work towards building the leading Canadian-based North American financial services company," he added.

TD also announced today, effective November 1, 2002, it intends to report stock option awards as compensation expense. "With the introduction of a new Canadian standard on stock-based compensation, we believe the time is right to change the way in which we account for options," Baillie noted. "Option awards are a part of compensation and should be treated in a similar manner to other compensation expenses."

Credit Quality

At the end of the quarter, TD announced an increase in its provision for credit losses for the quarter to $400 million as a result of recent developments in the telecommunications sector and instability in Argentina. In addition, TD estimated that its provision for credit loss for fiscal 2002 would increase from the previously announced range of $1.1 billion to $1.2 billion, to a range of $1.1 billion to $1.3 billion.

Processing challenges in the payment and collection of personal loans that had contributed to increased provisions for credit loss during the first quarter, were successfully addressed during the second quarter, resulting in resolution of this issue.

Business Segment Quarterly Highlights

From our customers' perspective, the focus on a comfortable banking experience in the fully-integrated retail operations of TD Canada Trust has resulted in a quarter-over-quarter increase of 2.5 percentage points in the Customer Satisfaction Index (CSI). This latest increase in the CSI has returned this important indicator to pre-integration levels from the anticipated dip experienced during the integration process.

Narrower margins in lending products, coupled with fewer business days in the second quarter, resulted in more modest revenue generation from TD Canada Trust, as compared to the prior quarter. During the quarter, on an operating cash basis, revenue declined by 4% while expenses declined by 1%, as compared to the prior quarter. Operating cash expenses increased by 4% compared to the same quarter a year ago due to investments in customer service and process improvement initiatives, offsetting expense synergies from branch mergers. As a result, the operating efficiency ratio weakened by two percentage points to 60%. With payment and collection processing issues addressed, TD Canada Trust reported a lower provision for credit losses of $115 million, down $23 million from the previous quarter. Lower commissions on sales of TD Wealth Management products coupled with modest growth in lending volumes resulted in flat year-over-year revenues.

TD Canada Trust enjoyed a strong RRSP season with net sales volume in registered accounts up 11% year-over-year. Over the same period, non-term deposit market share rose 114 basis points and is trending favourably, largely as a result of the popularity of TD Canada Trust's Guaranteed Investment Account product.

TD Securities posted poor returns in the quarter as a result of higher loan losses and writedowns in its private equity portfolio. TD Securities' trading businesses posted solid performances in the quarter although down from an exceptionally strong first quarter. Fixed income generated particularly strong revenues with investment banking also performing well.

TD Securities led a number of new debt and equity issues, including the $151 million common share issue for IPSCO Inc. and the $125 million initial public offering of Skylon Capital Yield Trust, a tax-efficient retail-oriented issue designed to leverage the positive outlook for the high yield debt market.

During the quarter, the previously announced acquisitions of the securities trading technology platform and listed equity options market-making businesses of the Stafford group of firms and the LETCO group closed, making TD Securities the second largest equity option market-maker in North America.

In Canada, TD continues to work towards the launch of the three pillars of its Wealth Management businesses under the TD Waterhouse brand starting in July 2002. Also, assets under management remained steady for TD Wealth Management, at $123 billion, despite difficult markets. TD Waterhouse, now reporting as part of TD's Wealth Management group, continued to produce global results consistent with the market difficulties facing the online brokerage sector.

During the quarter, TD Waterhouse and Advent Software Inc. announced the formation of an alliance whereby Advent will provide TD Waterhouse with software and application tools to provide its independent investment advisors in the U.S. with an enhanced portfolio management solution. Also during the quarter, TD Waterhouse launched a comprehensive online New Issues Centre in Canada. Available through WebBroker, this service is the only one in Canada that allows investors to have full access to new issues. In the New Issues Centre, TD Waterhouse clients can review a list of current and historical offerings, including prospectuses, and immediately place an expression of interest all within one single trading platform. This quarter also saw TD Waterhouse in the U.S. launch pre-market trading.

(As reported Thursday, May 16, 2002)

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TD operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements.

Management's Discussion and Analysis of Operating Performance

How the Bank Reports
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 10 to 15 of this Second Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "**reported basis**".

In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "**operating cash basis**" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of the special gain on the sale of the mutual fund record keeping business in the first quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and the third quarter 2001, and the effect of real estate gains and general allowance increases in the first and the second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business

Reconciliation of Operating Cash Basis Results to Reported Results

(unaudited, in millions of dollars)

	For the three months ended		*For the six months ended*	
	April 30 2002	April 30 2001	**April 30 2002**	April 30 2001
Net interest income (TEB)	**$ 1,368**	$ 1,088	**$ 2,629**	$ 2,148
Provision for credit losses	**(400)**	(120)	**(725)**	(240)
Other income	**1,189**	1,559	**2,819**	3,275
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**(1,687)**	(1,726)	**(3,478)**	(3,464)
Provision for income taxes (TEB)	**(147)**	(242)	**(387)**	(573)
Non-controlling interest	**(10)**	(13)	**(19)**	(31)
Net income – operating cash basis	**$ 313**	$ 546	**$ 839**	$ 1,115
Preferred dividends	**(21)**	(21)	**(42)**	(41)
Net income applicable to common shares – operating cash basis	**$ 292**	$ 525	**$ 797**	$ 1,074
Special increase in general provision, net of tax	–	(96)	–	(208)
Gain on sale of record keeping business, net of tax	–	–	**14**	–
Gain on sale of investment real estate, net of tax	–	163	–	275
Restructuring costs, net of tax	–	–	–	(32)
Income tax expense from income tax rate changes	–	–	–	(50)
Net income applicable to common shares – cash basis	**292**	592	**811**	1,059
Non-cash goodwill amortization, net of tax	–	(48)	–	(92)
Non-cash intangible amortization, net of tax	**(160)**	(185)	**(324)**	(191)
Net income applicable to common shares – reported basis	**$ 132**	$ 359	**$ 487**	$ 776
(dollars)				
Basic net income per common share – operating cash basis	**$ .46**	$ .84	**$ 1.25**	$ 1.72
Diluted net income per common share – operating cash basis	**.45**	.83	**1.23**	1.70
Basic net income per common share – reported basis	**.20**	.57	**.76**	1.24
Diluted net income per common share – reported basis	**.20**	.56	**.75**	1.22

Certain comparative amounts have been reclassified to conform with current year presentation.

combinations. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the previous page provides a reconciliation between the Bank's operating cash basis results and reported results.

Net Income

Operating cash basis net income for the quarter was $313 million, a decrease of $233 million from the same quarter last year. On an operating cash basis, basic earnings per share were $.46 this quarter, compared with $.84 in the same quarter last year and diluted earnings per share were $.45 compared with $.83 a year ago. Operating cash basis return on total common equity was 9.7% for the quarter as compared with 18.7% last year.

Reported net income applicable to common shares was $132 million for the second quarter, compared with $359 million in the same quarter last year. Reported basic earnings per share were $.20 in the quarter compared with $.57 in the same quarter last year. Reported diluted earnings per share were $.20 in the quarter compared with $.56 in the same quarter a year ago. Reported return on total common equity was 4.4% for the quarter as compared with 12.8% last year.

Net Interest Income

Net interest income on a taxable equivalent basis was $1,368 million this quarter, a year-over-year increase of $280 million. Net interest income reported by TD Securities increased by $233 million as compared to the same quarter a year ago, primarily relating to a higher level of interest income from trading activities. The increase in net interest income was also attributable to TD Canada Trust, where personal loan volumes – excluding securitizations – increased by approximately $4 billion from a year ago. The TD Canada Trust net interest margin increased by 1 basis point to 3.40% as compared to a year ago. Partly offsetting the increase in net interest income in TD Securities and TD Canada Trust was a decline in net interest income at TD Wealth Management. Net interest income reported by TD Wealth Management – primarily related to margin loan balances – declined by $10 million this quarter compared with a year ago.

Credit Quality and Provision for Credit Losses

During the quarter, the Bank expensed $400 million through the provision for credit losses compared with $120 million in the same quarter last year, excluding the special addition to the general allowance in the second quarter 2001 of $150 million. The increased provision for credit losses for the second quarter 2002 is primarily related to adverse developments in the telecommunication sector and further deterioration in Argentina.

The estimate for the 2002 full-year provision for credit losses is in the range of $1.1 billion to $1.3 billion, up from the $620 million recorded last year (excluding special additions to the general allowance in the first and second quarter 2001 amounting to $300 million in total). The upper end of the range is $100 million higher than the Bank's estimate established in the first quarter. The allowance for credit losses exceeded gross impaired loans by $41 million at the end of the quarter, compared with a $53 million excess at October 31, 2001. The Bank's total accumulated general allowance for credit losses amounted to $1,186 million at quarter end, relatively unchanged from October 31, 2001. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital – to an amount equal to 87.5 basis points of risk-weighted assets – under guidelines issued by the Office of the Superintendent of Financial Institutions.

Other Income

Other income was $1,189 million, a decrease of $370 million or 24% from the same quarter last year, after excluding special gains from the sale of investment real estate assets a year ago. In the second quarter of 2001, the Bank completed the sale of certain investment real estate assets for a pre-tax gain, net of deferrals, of $200 million. The Bank has excluded this special gain in analyzing its performance given that the sale of the investment real estate assets is not a recurring event. Reported other income was $1,189 million for the current quarter, a decrease of $570 million from the same quarter last year.

The decline in other income reflects a year-over-year decrease in self-directed brokerage revenues of $20 million or 8%, due to a drop in average trades per day from 124,000 to 104,000. The net investment securities losses amounted to $12 million in the current quarter as compared to net investment securities gains of $13 million in the same quarter last year. During the quarter, the Bank recorded merchant banking security write-downs of $115 million due to impairment of investments, primarily related to the telecommunication sector. The market value surplus over book value of our equity investment securities portfolio was $412 million at the end of the quarter, compared to $330 million at October 31, 2001. Equity sales and trading revenues decreased by $12 million or 57% as compared to a year ago, as a result of the weaker economy in the second quarter of 2002. Trading related income generated by TD Securities – which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income – was $304 million for the quarter, a decrease of $58 million or 16% as compared to a year ago. Somewhat offsetting the overall decline in other income was an increase in revenues from mergers and acquisitions, which increased by $7 million or 50% as compared to a year ago. Insurance revenues increased by $10 million or 12% as compared with the same quarter last year, to reach $96 million. Income from loan securitizations, however, declined by $24 million or 34% as compared to a year ago, as a result of lower levels of securitized assets. Also contributing to the overall decline in other income was a decrease in property rental income of $13 million or 81% as the Bank sold substantially all of its investment real estate in fiscal 2001.

Non-Interest Expenses

Total operating cash expenses decreased by $39 million from a year ago to $1,687 million. Operating cash expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. On a reported basis, expenses decreased by $165 million from a year ago to $1,944 million. In the second quarter 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $257 million compared with $383 million in the same quarter a year ago. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of a new accounting standard on goodwill and intangible assets.

On an operating cash basis, the Bank's overall efficiency ratio weakened to 66% in the current quarter from 65.2% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 60% this quarter as compared with 58% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust.

The Bank's operating cash effective tax rate, on a taxable equivalent basis, was 31.3% for the quarter compared to 30.2% in the same quarter a year ago.

Balance Sheet

Total assets were $301 billion at the end of the second quarter, $13 billion or 4% higher than as at October 31, 2001. Higher securities volumes from securities purchased under resale agreements contributed $12 billion of the increase in total assets. Personal loans, including securitizations, increased by $2 billion, primarily attributable to a solid performance in the real estate secured personal loan portfolio at TD Canada Trust. At the end of the second quarter, residential mortgages, including securitizations, remained unchanged at $66 billion, as compared with year end.

Personal non-term deposits grew by $5 billion from October 31, 2001 to reach $51 billion, with TD Canada Trust accounting for the majority of this increase. Personal term deposits decreased by $1 billion, while securities sold under repurchase agreements increased by $7 billion.

Capital

As at April 30, 2002, the Bank's Tier 1 capital ratio was 8.2%, compared with 8.4% at October 31, 2001. Risk-weighted assets decreased during the period ended April 30, 2002 by an amount of $1 billion, as compared to year end. However, Tier 1 capital declined from $10.6 billion as at year end to $10.4 billion, primarily as a result of acquiring the 11% minority interest in the TD Waterhouse Group, Inc. common shares – partially funded by the $400 million common share issuance in the first quarter – and the Stafford and LETCO acquisitions. Consequently, the Tier 1 capital ratio decreased.

Management's Discussion and Analysis of TD's Businesses

TD Canada Trust

TD Canada Trust reported moderately lower earnings during the current quarter. Operating cash basis net income was $264 million, $7 million or 3% lower than the same period last year and $17 million or 6% lower than last quarter. Operating cash basis return on economic capital was 26%, a decrease of 4 percentage points from last year and 1 percentage point from last quarter.

Total operating cash basis revenue was relatively unchanged compared to last year mainly on modest volume growth offset by lower fee income from reduced sales of TD Wealth Management products in the branches. Personal lending volume – including securitizations – grew by $4 billion or 4% but this was partly offset by a $1 billion or 12% contraction in commercial lending volume. Personal deposit volume increased by $3 billion or 4% and business deposits volume experienced strong growth of $4 billion or 22%. Total operating cash basis revenue decreased by 4% from last quarter mainly due to the impact of three fewer business days and narrower margins on lending products.

Operating cash basis expenses increased 4% over last year attributed to our continued investment in customer service and process improvement initiatives, partly offset by expense synergies realized from our branch mergers. The operating cash basis efficiency ratio weakened by 2 percentage points to 60%.

The processing and collection issues impacting the provision for credit losses in the first quarter have now been resolved. As a result, the provision decreased by $23 million or 17% from last quarter to $115 million in the current quarter. The seasoning impact in our unsecured lending portfolio following two years of strong growth, combined with the carry-over effect of the collection issues, resulted in a $16 million or 16% increase in the provision for credit losses over last year.

Investments in improving our employees' and customers' experience started to show during the current quarter as evidenced by the Customer Satisfaction Index. The CSI improved by 2.5 percentage points from last quarter to 82.8% and is now equal to last year's level, having recovered from the decline experienced following the branch and systems conversions.

TD Securities

TD Securities' second quarter operating cash basis net income was $35 million, $192 million lower than last year, and $168 million lower than last quarter. Continued deterioration in the telecommunications sector resulted in higher provisions for credit losses and in securities writedowns, while lower market volatility impacted trading revenue. Operating cash basis return on economic capital was 3%, compared to 23% and 21% for last year and last quarter, respectively.

Total operating cash basis revenue for the quarter was $634 million, $132 million or 17% lower than last year. The decline in operating cash revenue is mainly attributable to securities writedowns in our private equity portfolio, lower trading revenues and lower net interest income from our corporate lending activities. During this quarter, fixed income and interest rate derivatives continued to capitalize on the favorable interest rate environment. In addition, strong new issue volumes for income trusts and involvement in a number of advisory transactions in both Canada and the U.S. led to higher investment banking revenues.

Provisions for credit losses of $300 million were $259 million higher than last year. This large increase is primarily attributable to continued deterioration in the telecommunication sector and additional provisions related to continued economic and political uncertainty in Argentina.

Non-interest expenses of $303 million were $44 million lower than last year. This favourable decline is mainly due to lower variable compensation and net savings from restructuring efforts announced in the fourth quarter of last year.

Overall, while TD Securities was impacted by the weakness in the current operating environment, our diversified portfolio of businesses give us confidence that we are well-positioned to benefit from an improving operating environment.

TD Wealth Management

Operating cash basis net income was $31 million, $4 million or 15% higher than last year and $27 million or 47% lower than last quarter. Operating cash basis return on economic capital was 20% an increase of 7 percentage points from last year and a decrease of 15 percentage points from last quarter. The operating cash basis efficiency ratio was 90%, a 1 percentage point decrease from last year, and 7 percentage points increase from last quarter.

Total operating cash basis revenue decreased by $5 million or 1% from last year, because of lower net interest revenue from lower margin loan balances, and lower commissions from reduced self-directed trading volumes. This was offset by higher full service brokerage fees, and higher fees generated from increased assets under management. Self-directed brokerage annualized trades per active account declined from 9.3 last year to 8.0, average trades per day declined 16% to 104,000 compared with last year, and new accounts opened decreased 15% compared with last year, but grew 25% from

Earnings by Business Segment

	TD Canada Trust	
For the three months ended	**April 30 2002**	April 30 2001
Net interest income (on a taxable equivalent basis)	**$ 973**	$ 955
Provision for credit losses	**115**	99
Other income	**421**	433
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**864**	834
Restructuring costs	**–**	–
Net income before provision for income taxes and non-controlling interest	**415**	455
Provision for income taxes (TEB)	**151**	184
Non-controlling interest in net income of subsidiaries	**–**	–
Net income – cash basis	**$ 264**	$ 271
Non-cash intangible amortization, net of income taxes		
Non-cash goodwill amortization, net of income taxes		
Net income – reported basis		
Total assets *(billions of dollars)* – balance sheet	**$ 114.1**	$ 109.3
– securitized	**22.3**	26.6
Cash basis return on equity[2,3]	**26%**	30%

For the six months ended	**April 30 2002**	April 30 2001
Net interest income (on a taxable equivalent basis)	**$ 2,006**	$ 1,913
Provision for credit losses	**253**	196
Other income	**839**	847
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**1,736**	1,662
Restructuring costs	**–**	–
Net income before provision for income taxes and non-controlling interest	**856**	902
Provision for income taxes (TEB)	**311**	364
Non-controlling interest in net income of subsidiaries	**–**	–
Net income – cash basis	**$ 545**	$ 538
Non-cash intangible amortization, net of income taxes		
Non-cash goodwill amortization, net of income taxes		
Net income – reported basis		
Cash basis return on equity[2,3]	**27%**	29%

[1] The TD Wealth Management business segment includes TD Waterhouse.
[2] TD Canada Trust cash basis return on equity excludes Canada Trust acquisition funding costs.
[3] Excludes special gain on sale of record keeping business in Q1, 2002, restructuring costs related to the acquisition of Newcrest in Q1, 2001, the effects of future tax rate reductions on future tax balances in Q1, 2001 and the net effect of real estate gains and general provision increases in Q1 and Q2, 2001.

last quarter. While sales of longer-term mutual funds increased, overall mutual fund and managed account sales are still restrained by investor uncertainty about the health of the economy, interest rates, and investment returns. Total operating cash basis expenses decreased by $13 million or 2% from last year, notwithstanding an increase of $20 million in self-directed brokerage marketing expenses.

Assets under management was maintained at $123 billion this quarter, compared with $116 billion a year ago. Assets under administration declined by $5 billion to $257 billion this quarter from last quarter, and are higher by $7 billion compared with last year.

While TD Wealth Management has experienced declining activity in its self-directed businesses, we continue to see signs of growth in core asset management businesses. As consumer confidence begins to rebuild following this period of uncertainty, we believe we are well positioned to take advantage of an increase in investor activity.

(unaudited, in millions of dollars)

TD Securities		***TD Wealth Management***[1]		***Other***		***Total***	
April 30 2002	April 30 2001	**April 30 2002**	April 30 2001	**April 30 2002**	April 30 2001	**April 30 2002**	April 30 2001
$ 382	$ 149	**$ 109**	$ 119	**$ (96)**	$ (135)	**$ 1,368**	$ 1,088
300	41	**–**	–	**(15)**	130	**400**	270
252	617	**459**	454	**57**	255	**1,189**	1,759
303	347	**510**	523	**10**	22	**1,687**	1,726
–	–	**–**	–	**–**	–	**–**	–
31	378	**58**	50	**(34)**	(32)	**470**	851
(4)	151	**27**	22	**(27)**	(132)	**147**	225
–	–	**–**	1	**10**	12	**10**	13
$ 35	$ 227	**$ 31**	$ 27	**$ (17)**	$ 88	**$ 313**	$ 613
						160	185
						–	48
						$ 153	$ 380
$ 156.8	$ 148.7	**$ 24.1**	$ 24.0	**$ 5.7**	$ 6.0	**$ 300.7**	$ 288.0
.2	.2	**–**	–	**(7.1)**	(7.3)	**15.4**	19.5
3%	23%	**20%**	13%			**10%**	19%

April 30 2002	April 30 2001	**April 30 2002**	April 30 2001	**April 30 2002**	April 30 2001	**April 30 2002**	April 30 2001
$ 624	$ 250	**$ 217**	$ 256	**$ (218)**	$ (271)	**$ 2,629**	$ 2,148
517	82	**–**	–	**(45)**	262	**725**	540
939	1,310	**939**	988	**120**	480	**2,837**	3,625
710	712	**998**	1,062	**34**	28	**3,478**	3,464
–	–	**–**	–	**–**	55	**–**	55
336	766	**158**	182	**(87)**	(136)	**1,263**	1,714
98	308	**69**	76	**(87)**	(165)	**391**	583
–	–	**–**	7	**19**	24	**19**	31
$ 238	$ 458	**$ 89**	$ 99	**$ (19)**	$ 5	**$ 853**	1,100
						324	191
						–	92
						$ 529	$ 817
12%	23%	**28%**	23%			**13%**	19%

Consolidated Interim Statement of Income

(unaudited, in millions of dollars)

	For the three months ended		*For the six months ended*	
	April 30 2002	April 30 2001	**April 30 2002**	April 30 2001
Interest income				
Loans	**$ 1,651**	$ 2,537	**$ 3,792**	$ 5,307
Securities	**1,064**	932	**1,905**	1,868
Deposits with banks	**64**	60	**120**	168
	2,779	3,529	**5,817**	7,343
Interest expense				
Deposits	**1,126**	2,094	**2,448**	4,544
Subordinated notes and debentures	**44**	73	**97**	153
Other obligations	**301**	337	**764**	615
	1,471	2,504	**3,309**	5,312
Net interest income	**1,308**	1,025	**2,508**	2,031
Provision for credit losses	**400**	270	**725**	540
Net interest income after credit loss provision	**908**	755	**1,783**	1,491
Other income				
Investment and securities services	**534**	549	**1,103**	1,169
Credit fees	**116**	124	**237**	255
Net investment securities gains (losses)	**(12)**	13	**48**	53
Trading income	**106**	375	**538**	824
Service charges	**143**	136	**288**	263
Loan securitizations	**46**	70	**102**	139
Card services	**57**	59	**119**	123
Insurance	**96**	86	**180**	157
Trust fees	**22**	27	**40**	50
Gains on sale of investment real estate	**–**	200	**–**	350
Gain on sale of record keeping business	**–**	–	**18**	–
Other	**81**	120	**164**	242
	1,189	1,759	**2,837**	3,625
Net interest and other income	**2,097**	2,514	**4,620**	5,116
Non-interest expenses				
Salaries and employee benefits	**882**	915	**1,896**	1,879
Occupancy including depreciation	**151**	167	**297**	306
Equipment including depreciation	**157**	164	**318**	310
Amortization of intangible assets	**257**	332	**531**	687
Amortization of goodwill	**–**	51	**–**	97
Restructuring costs (**Note 4**)	**–**	–	**–**	55
Other	**497**	480	**967**	969
	1,944	2,109	**4,009**	4,303
Income before provision for (benefit of) income taxes	**153**	405	**611**	813
Provision for (benefit of) income taxes	**(10)**	12	**63**	(35)
Net income before non-controlling interest in subsidiaries	**163**	393	**548**	848
Non-controlling interest in net income of subsidiaries	**10**	13	**19**	31
Net income	**153**	380	**529**	817
Preferred dividends	**21**	21	**42**	41
Net income applicable to common shares	**$ 132**	$ 359	**$ 487**	$ 776
Average number of common shares outstanding *(millions)*				
Basic	**639.8**	627.9	**639.7**	625.8
Diluted	**647.1**	636.7	**647.0**	635.1
Earnings per common share				
Basic	**$ .20**	$ .57	**$ .76**	$ 1.24
Diluted	**.20**	.56	**.75**	1.22
Dividends per common share	**.28**	.28	**.56**	.53

Certain comparative amounts have been reclassified to conform with current year presentation.

Consolidated Balance Sheet

(unaudited, in millions of dollars)

	As at	
	April 30 2002	Oct. 31 2001
Assets		
Cash resources		
Cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$ 1,912	$ 1,961
Interest-bearing deposits with other banks	5,087	3,984
	6,999	5,945
Securities purchased under resale agreements	32,332	20,205
Securities		
Investment	29,238	31,010
Trading	70,550	66,184
	99,788	97,194
Loans (net of allowance for credit losses)		
Residential mortgages	51,404	50,807
Consumer instalment and other personal	35,642	31,126
Business and government	35,576	37,740
	122,622	119,673
Other		
Customers' liability under acceptances	8,236	9,122
Trading derivatives' market revaluation	16,999	21,435
Intangible assets	3,871	4,382
Goodwill	2,926	2,234
Land, buildings and equipment	1,643	1,832
Other assets	5,301	5,816
	38,976	44,821
Total assets	$ 300,717	$ 287,838
Liabilities		
Deposits		
Personal	$ 99,249	$ 95,982
Banks	23,981	23,173
Business and government	79,846	74,759
	203,076	193,914
Other		
Acceptances	8,236	9,122
Obligations related to securities sold short	24,019	21,436
Obligations related to securities sold under repurchase agreements	21,699	14,637
Trading derivatives' market revaluation	17,550	21,770
Other liabilities	7,245	7,391
	78,749	74,356
Subordinated notes and debentures	4,077	4,892
Non-controlling interest in subsidiaries	900	1,272
Shareholders' equity		
Capital stock		
Preferred	1,487	1,492
Common	2,727	2,259
Retained earnings	9,701	9,653
	13,915	13,404
Total liabilities and shareholders' equity	$ 300,717	$ 287,838

Certain comparative amounts have been reclassified to conform with current year presentation.

Consolidated Statement of Cash Flows

(unaudited, in millions of dollars)

	For the three months ended		*For the six months ended*	
	April 30 2002	April 30 2001	**April 30 2002**	April 30 2001
Cash flows from (used in) operating activities				
Net income	**$ 153**	$ 380	**$ 529**	$ 817
Adjustments to determine net cash flows				
Provision for credit losses	**400**	270	**725**	540
Restructuring costs	**–**	–	**–**	55
Depreciation	**76**	88	**147**	159
Amortization of intangible assets	**257**	332	**531**	687
Amortization of goodwill	**–**	51	**–**	97
Gains on sale of investment real estate	**–**	200	**–**	350
Gain on sale of record keeping business	**–**	–	**(18)**	–
Net investment securities gains	**12**	(13)	**(48)**	(53)
Changes in operating assets and liabilities				
Future income taxes	**(125)**	(289)	**(254)**	(839)
Current income taxes payable	**(5)**	(250)	**(116)**	64
Interest receivable and payable	**(169)**	(175)	**107**	(127)
Trading securities	**1,748**	(6,867)	**(4,366)**	(16,206)
Unrealized gains and amounts receivable on derivatives contracts	**2,964**	(1,357)	**4,436**	(15)
Unrealized losses and amounts payable on derivatives contracts	**(2,030)**	842	**(4,220)**	1,422
Other	**1,832**	979	**637**	212
Net cash from (used in) operating activities	**5,113**	(5,809)	**(1,910)**	(12,837)
Cash flows from (used in) financing activities				
Deposits	**(3,162)**	3,787	**9,162**	12,615
Securities sold under repurchase agreements	**(2,728)**	(4,833)	**7,062**	3,813
Securities sold short	**(1,575)**	4,523	**2,583**	6,387
Debt of subsidiaries	**–**	(385)	**–**	(472)
Issuance of subordinated notes and debentures	**–**	4	**2**	4
Repayment of subordinated notes and debentures	**(338)**	(9)	**(817)**	(21)
Common shares issued for cash, net of expenses	**–**	–	**393**	–
Common shares issued on exercise of options	**5**	6	**9**	13
Common shares issued as a result of dividend reinvestment plan	**59**	–	**59**	–
Common stock options settled in cash, net of income taxes	**(15)**	(8)	**(23)**	(22)
Issuance of preferred shares	**–**	–	**–**	225
Dividends paid on – preferred shares	**(21)**	(21)	**(42)**	(41)
– common shares	**(179)**	(176)	**(358)**	(332)
Other	**–**	1	**(2)**	–
Net cash from (used in) financing activities	**(7,954)**	2,889	**18,028**	22,169
Cash flows from (used in) investing activities				
Interest-bearing deposits	**(160)**	3,220	**(1,103)**	121
Activity in investment securities				
Purchases	**(3,496)**	(3,926)	**(6,026)**	(6,885)
Proceeds from maturities	**1,145**	1,683	**3,335**	2,645
Proceeds from sales	**3,164**	1,769	**4,511**	2,664
Loans	**(482)**	413	**(4,932)**	910
Proceeds from loan securitizations	**1,174**	–	**1,258**	522
Land, buildings and equipment – net	**(1)**	496	**42**	597
Securities purchased under resale agreements	**2,362**	(566)	**(12,127)**	(9,363)
Acquisitions less cash and cash equivalents acquired	**(414)**	–	**(1,125)**	(296)
Net cash from (used in) investing activities	**3,292**	3,089	**(16,167)**	(9,085)
Net changes in cash and cash equivalents	**451**	169	**(49)**	247
Cash and cash equivalents at beginning of period	**1,461**	1,600	**1,961**	1,522
Cash and cash equivalents at end of period represented by cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	**$ 1,912**	$ 1,769	**$ 1,912**	$ 1,769
Supplementary disclosure of cash flow information				
Amount of interest paid during the period	**$ 1,575**	$ 2,280	**$ 3,624**	$ 4,977
Amount of income taxes paid during the period	**301**	370	**474**	495

Certain comparative amounts have been reclassified to conform with current year presentation.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited, in millions of dollars)

	For the six months ended	
	April 30 2002	April 30 2001
Preferred shares		
Balance at beginning of period	**$ 1,492**	$ 1,251
Proceeds from share issues	**–**	225
Translation adjustment on shares issued in a foreign currency	**(5)**	4
Balance at end of period	**1,487**	1,480
Common shares		
Balance at beginning of period	**2,259**	2,060
Issued on acquisition of subsidiaries	**–**	181
Proceeds from shares issued for cash	**400**	–
Proceeds from shares issued on exercise of options	**9**	13
Proceeds from shares issued as a result of dividend reinvestment plan	**59**	–
Balance at end of period	**2,727**	2,254
Retained earnings		
Balance at beginning of period	**9,653**	9,039
Net income	**529**	817
Preferred dividends	**(42)**	(41)
Common dividends	**(358)**	(332)
Foreign currency translation adjustments, net of income taxes	**(51)**	47
Stock options settled in cash, net of income taxes	**(23)**	(22)
Obligations arising from adoption of accounting standard for employee future benefits	**–**	(132)
Other	**(7)**	(1)
Balance at end of period	**9,701**	9,375
Total common equity	**12,428**	11,629
Total shareholders' equity	**$ 13,915**	$ 13,109

Notes to Consolidated Interim Financial Statements (unaudited)

These consolidated interim financial statements should be read in conjunction with the Bank's consolidated financial statements for the year ended October 31, 2001. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's consolidated financial statements for the year ended October 31, 2001 except as discussed in Note 1.

NOTE 1: CHANGES IN ACCOUNTING POLICY

As of November 1, 2001, the Bank adopted a new accounting standard on goodwill and other intangible assets which discontinues the amortization of goodwill and intangible assets with indefinite useful lives. The new standard requires an annual assessment and recognition of goodwill and indefinite life intangible asset impairment, if any. For comparative purposes, the table below is provided to present the comparative quarter's net income applicable to common shares and diluted earnings per common share on a consistent basis with the presentation in effect since November 1, 2001.

As of November 1, 2001, the Bank adopted a new accounting standard on earnings per share, which requires the use of the treasury stock method to calculate diluted earnings per share.

NOTE 2: ACQUISITIONS AND DISPOSITIONS

On March 1, 2002, the Bank completed the acquisition of the securities and trading technology platform and listed equity options market-making businesses of the Stafford group of firms ("Stafford") and the LETCO group ("LETCO"). The purchase price consists of an initial payment of approximately US$265 million, paid in cash. Additional consideration up to a maximum of US$150 million will be payable over the next four years contingent upon the businesses exceeding certain net income thresholds. The acquisition was accounted for by the purchase method and the results of Stafford and LETCO's operations have been included in the consolidated statement of income from March 1, 2002. Goodwill and indefinite life intangibles arising from the acquisition were approximately US$206 million. The allocation between goodwill and indefinite life intangibles has not yet been finalized. The indefinite life intangibles are related to the listed equity options market-making businesses and are not expected to be material. Definite life intangibles arising from the acquisition of approximately US$13 million are amortized on a straight-line basis over the expected period of benefit of 3 years and relate to the trading technology platform acquired.

On January 31, 2002, the Bank announced the sale of certain record keeping and custodial businesses, and recorded a pre-tax gain of $18 million.

	For the three months ended		*For the six months ended*	
	April 30 2002	April 30 2001	**April 30 2002**	April 30 2001
Reported net income applicable to common shares	**$ 132**	$ 359	**$ 487**	$ 776
Add back: goodwill amortization, net of tax	**–**	48	**–**	92
Net income applicable to common shares – excluding goodwill amortization	**$ 132**	$ 407	**$ 487**	$ 868
Diluted earnings per common share – reported	**$ .20**	$ .56	**$ .75**	$ 1.22
Add back: goodwill amortization, net of tax	**–**	.08	**–**	.15
Diluted earnings per common share – excluding goodwill amortization	**$ .20**	$ .64	**$ .75**	$ 1.37

On November 26, 2001, the Bank completed the acquisition of the outstanding common shares of TD Waterhouse Group, Inc. ("TD Waterhouse") that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. On November 1, 2001, the Bank issued approximately 11 million common shares for cash proceeds of $400 million to partially fund the transaction.

On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings, Inc., a direct access brokerage firm, for total cash consideration of $122 million. Goodwill arising from the acquisition was $120 million. In addition, contingent payments of $24 million are payable upon achievement of certain results.

NOTE 3: CAPITAL STOCK

(thousands of shares)	**Apr. 30 2002**	Oct. 31 2001
Preferred shares issued by the Bank:		
Class A – Series G	**7,000**	7,000
Class A – Series H	**9,000**	9,000
Class A – Series I	**16**	16
Class A – Series J	**16,384**	16,384
Class A – Series K	**6,000**	6,000
Class A – Series L	**2,000**	2,000
Preferred shares issued by TD Mortgage Investment Corporation:		
Series A	**350**	350
Common shares – outstanding	**641,379**	628,451
Options to purchase common shares – outstanding	**24,550**	22,219

NOTE 4: RESTRUCTURING COSTS

As at April 30, 2002, the total unutilized balance of restructuring costs of $137 million shown below was included in other liabilities in the consolidated balance sheet.

NOTE 5: SEGMENTED INFORMATION

The Bank's operations and activities are organized around the following businesses: TD Canada Trust, TD Securities and TD Wealth Management. Real estate investments, the effects of securitizations, transfer pricing differences, treasury management, general provisions for credit losses and any residual unallocated revenues and expenses are included in Other. Results for these segments for the three months and six months ended April 30, 2002 and April 30, 2001 are presented in the tables on pages 8 and 9.

NOTE 6: INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES

The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $271 million for the 12 months ended April 30, 2002. The Bank's net income before interest on subordinated debt and income tax and after deducting certain non-controlling interests for the 12 months then ended was $1,311 million, which is 4.8 times the Bank's interest requirements for this period. On an operating cash basis, these figures were $271 million, $2,718 million, and 10.0 times, respectively. Operating cash basis measures are described in the Management's Discussion and Analysis of Operating Performance on page 4.

NOTE 7: FUTURE ACCOUNTING CHANGE

The Bank intends to modify its stock option plan to remove the shareless exercise feature, subject to regulatory approval and notice to plan members. For 2003, the Bank intends to commence reporting stock option awards as compensation expense through the income statement.

(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of period	$ 85	$ 107	$ 13	$ 2	$ 207
Amount utilized during the period	39	26	4	1	70
Balance at end of period	$ 46	$ 81	$ 9	$ 1	$ 137

Shareholder and Investor Information

Shareholder Services
Call the Shareholders Relations department:
1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397]. Outside of Canada,
1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Financial: Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Thursday, April 3, 2003
London, Ontario

Online Investor Presentation: Full financial statements and a presentation to investors and analysts are available on the TD Bank Financial Group website, www.td.com/investor/earnings.html (Earnings Reports) and www.td.com/investor/analyst.html (Analysts Presentations).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts took place on May 16, 2002 at 3:00 p.m. EDT. The call will be webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations will be archived on TD's website following the webcast and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference will be available until June 16, 2002. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 182634#.

Software Required for Webcast: A Netscape 3.0 browser or better is required to access the broadcast via the internet. To access the webcast, Real Player is required. To download Real Player, go to www.td.com and click on "Second Quarter Results, Live Audio and Video Webcast." Once you have submitted the sign-in page, you can then download the Real Player software, if necessary.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 16, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President